Exhibit 99.1

For Immediate Release

Radware Reports Results of 2019 Annual General Meeting

TEL AVIV, ISRAEL, October 28, 2019 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced the results of its Annual General Meeting of Shareholders held October 24, 2019. The Company presented eight proposals for the shareholders to vote on at the meeting, of which one proposal (to approve grants of equity-based awards to the non-employee directors of the Company) was not adopted by the requisite shareholder vote. All seven other proposals voted on at the Annual General Meeting were adopted by the requisite shareholder vote.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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CONTACTS
Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com